

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2019

Nickolas Tabraue
President
Earth Science Tech, Inc.
8000 NW 31st Street, Unit 19
Doral, FL 33122

> **Re: Earth Science Tech, Inc.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed July 25, 2019**
> **File No. 333-230543**

Dear Mr. Tabraue:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2019 letter.

Form S-1/A3 filed July 25, 2019

General

1.   We note the January 10, 2019 Nevada District Court order states that "the Court finding that Earth Science Tech, Inc. recently becoming an insolvent corporation is in danger of waste ...." It appears that the District Court found that you are insolvent. However, on page 2 you disclose that "the Company sought the appointment of the receiver after it found itself in an imminent danger of insolvency ...." Please reconcile.

2.   We note the January 10, 2019 Nevada District Court order states that the receiver is to take charge of the estate and "to do all other acts which might be done by the corporation, if in being, that may be necessary for the final settlement of the unfinished business of the

Nickolas Tabraue
Earth Science Tech, Inc.
July 29, 2019
Page 2

corporation." It appears that based on the court order the receiver is winding down the corporation. We also note the statement on page 2 that "the intent of the receiver is to reorganize the company ... and emerge from receivership." Additionally, we note the statement that "Stevens and Strongbow assist companies by helping them raise the capital needed not only to pay debts, but build and grow their businesses." Please reconcile as appropriate.

You may contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining